Exhibit 99.3

Your Vote Counts! TSAKOS ENERGY NAVIGATION LTD 2024 Annual Meeting Vote by June 13, 2024 11 :59 PM ET You invested in TSAKOS ENERGY NAVIGATION LTD and it•s time to vote! You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 14, 2024. Get informed before you vote View the Notice & Proxy Statement, Financial Statements online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 02, 2024. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Smartphone users Point your camera here and vote without entering a ~Inumber Vote in Person at the Meeting* June 14, 2024 3:00PM LST Tsakos Energy Navigation Limited 367 Syngrou Avenue 17564, P. Faliro Athens, Greece *If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. TSAKOS ENERGY NAVIGATION LTD 2024 Annual Meeting Vote by June 13, 2024 11:59PMET Voting Items 1. Election of Directors Nominees: 01 EFTHIMIOS E MITROPOULOS 02 ARISTIDES A.N. PATRINOS 2 To receive and consider the 2023 audited financial statements of the Company; 3. To appoint Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (II Ernst & Young (Hellas) II), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2024 and to authorise the Audit Committee of the Board of Directors to set their remuneration; 4. To approve the directors’ remuneration. NOTE: Any other business that properly comes before the meeting. Board Recommends 0 For 0 For 0 For 0 For